FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES “A”

SHAREHOLDERS’ MEETING OF TV AZTECA, S.A DE C.V.,

HELD ON MAY 30, 2005

At the corporate offices of the Company in Mexico City, in the absence of Mr. Ricardo B. Salinas Pliego, Chairman of the Board of Directors and, by the unanimous vote of all shares represented at the Meeting, Mr. Michell Nader S. was designated President of the Shareholders’ Meeting, in its capacity of representative of Azteca Holdings, S.A. de C.V. and Mr. Othón Frías Calderón acted as Secretary of the Board of Directors. Upon presentation of the Agenda, the shareholders adopted the following resolutions:

ITEM ONE:

FIRST. Approval of amendments to Sections Sixth and Twenty Sixth of the Company’s By-laws, in the following manner:

•	Section Sixth. Paid in Capital and Stock. It was agreed to provide the Series D-A and D-L shares with voting rights in connection with the cancellation of the registration of such shares in the National Securities Registry (Registro Nacional de Valores) and in the stock exchanges in which such shares are listed.

•	Section Twenty Sixth. Attendance Quorum and Resolutions of Extraordinary Shareholders’ Meetings. In order to harmonize the attendance quorum and the percentage of votes required to adopt resolutions in the Extraordinary General Shareholders Meetings called for the purposes of discussing matters in which the Series “D-A”, “D-L” and/or “L” have voting rights, in accordance with the Company’s By-laws, it was approved that they be modified as follows:

First call. At least the majority of the Series “A” shares and 75% of the Company’s outstanding shares, shall be represented. Resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

Second or subsequent call. Such meetings will be validly held if represented by at least the majority of the Series “A” shares and 50% of the Company’s outstanding shares, and the resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

ITEM TWO:

The shareholders approved to empower Messrs. Francisco Xavier Borrego Hinojosa Linage and Othón Frías Calderón as Delegates to, jointly or individually, appear before a Notary Public to formalize the resolutions adopted at the Meeting and in general, to perform all acts and execute all documents necessary for the implementation of the resolutions adopted at the Meeting.

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES “D-A”

SHAREHOLDERS’ MEETING OF TV AZTECA, S.A DE C.V.,

HELD ON MAY 30, 2005

At the corporate offices of the Company in Mexico City, in the absence of Mr. Ricardo B. Salinas Pliego, Chairman of the Board of Directors and, by the unanimous vote of all shares represented at the Meeting, Mr. Michell Nader S. was designated President of the Shareholders’ Meeting, in its capacity of representative of Azteca Holdings, S.A. de C.V. and Mr. Othón Frías Calderón acted as Secretary of the Board of Directors. Upon presentation of the Agenda, the shareholders adopted the following resolutions:

ITEM ONE:

FIRST. Approval of amendments to Sections Sixth and Twenty Sixth of the Company’s By-laws, in the following manner:

•	Section Sixth. Paid in Capital and Stock. It was agreed to provide the Series D-A and D-L shares with voting rights in connection with the cancellation of the registration of such shares in the National Securities Registry (Registro Nacional de Valores) and in the stock exchanges in which such shares are listed.

•	Section Twenty Sixth. Attendance Quorum and Resolutions of Extraordinary Shareholders’ Meetings. In order to harmonize the attendance quorum and the percentage of votes required to adopt resolutions in the Extraordinary General Shareholders Meetings called for the purposes of discussing matters in which the Series “D-A”, “D-L” and/or “L” have voting rights, in accordance with the Company’s By-laws, it was approved that they be modified as follows:

First call. At least the majority of the Series “A” shares and 75% of the Company’s outstanding shares, shall be represented. Resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

Second or subsequent call. Such meetings will be validly held if represented by at least the majority of the Series “A” shares and 50% of the Company’s outstanding shares, and the resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

ITEM TWO:

The shareholders approved to empower Messrs. Francisco Xavier Borrego Hinojosa Linage and Othón Frías Calderón as Delegates to, jointly or individually, appear before a Notary Public to formalize the resolutions adopted at the Meeting and in general, to perform all acts and execute all documents necessary for the implementation of the resolutions adopted at the Meeting.

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES “D-L”

SHAREHOLDERS’ MEETING OF TV AZTECA, S.A DE C.V.,

HELD ON MAY 30, 2005

At the corporate offices of the Company in Mexico City, in the absence of Mr. Ricardo B. Salinas Pliego, Chairman of the Board of Directors and, by the unanimous vote of all shares represented at the Meeting, Mr. Michell Nader S. was designated President of the Shareholders’ Meeting, in its capacity of representative of Azteca Holdings, S.A. de C.V. and Mr. Othón Frías Calderón acted as Secretary of the Board of Directors. Upon presentation of the Agenda, the shareholders adopted the following resolutions:

ITEM ONE:

FIRST. Approval of amendments to Sections Sixth and Twenty Sixth of the Company’s By-laws, in the following manner:

•	Section Sixth. Paid in Capital and Stock. It was agreed to provide the Series D-A and D-L shares with voting rights in connection with the cancellation of the registration of such shares in the National Securities Registry (Registro Nacional de Valores) and in the stock exchanges in which such shares are listed.

•	Section Twenty Sixth. Attendance Quorum and Resolutions of Extraordinary Shareholders’ Meetings. In order to harmonize the attendance quorum and the percentage of votes required to adopt resolutions in the Extraordinary General Shareholders Meetings called for the purposes of discussing matters in which the Series “D-A”, “D-L” and/or “L” have voting rights, in accordance with the Company’s By-laws, it was approved that they be modified as follows:

First call. At least the majority of the Series “A” shares and 75% of the Company’s outstanding shares, shall be represented. Resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

Second or subsequent call. Such meetings will be validly held if represented by at least the majority of the Series “A” shares and 50% of the Company’s outstanding shares, and the resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

ITEM TWO:

The shareholders approved to empower Messrs. Francisco Xavier Borrego Hinojosa Linage and Othón Frías Calderón as Delegates to, jointly or individually, appear before a Notary Public to formalize the resolutions adopted at the Meeting and in general, to perform all acts and execute all documents necessary for the implementation of the resolutions adopted at the Meeting.

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY

SHAREHOLDERS’ MEETING OF TV AZTECA, S.A DE C.V.,

HELD ON MAY 30, 2005

At the corporate offices of the Company in Mexico City, in the absence of Mr. Ricardo B. Salinas Pliego, Chairman of the Board of Directors and, by the unanimous vote of all shares represented at the Meeting, Mr. Francisco X. Borrego Hinojosa Linage was designated President of the Shareholders’ Meeting, and Mr. Othón Frías Calderón acted as Secretary of the Board of Directors. Upon presentation of the Agenda, the shareholders adopted the following resolutions:

ITEM ONE:

FIRST. The shareholders acknowledged the resolutions previously adopted by each one of the series “A”, “D-A” and “D-L” Special Shareholders’ Meetings held as of the date hereof, in which amendments to Sections Sixth and Twenty Six of the Company’s By-laws were approved.

SECOND. Approval of amendments to Sections Ninth, Eleventh, Fourteenth, Sixteenth, Twenty First, and Twenty Sixth of the Company’s By-laws, as follows:

•	Section Sixth. Paid in Capital and Stock. It was agreed to provide the Series D-A and D-L shares with voting rights in connection with the cancellation of the registration of such shares in the National Securities Registry (Registro Nacional de Valores) and in the stock exchanges in which such shares are listed.

•	Section Ninth. Purchase of the Company’s Stock. In accordance with the provisions of the Mexican Securities Law (Ley del Mercado de Valores), it was approved to eliminate the reference made to the theoretical value of the outstanding capital stock of the Company to determine the reduction amount and the increase of capital stock at the time of purchase or issuance by the Company, respectively, for the purpose that such reduction or increase be in accordance with the market value of such shares.

•	Section Eleventh. Prohibition of Subsidiaries to Purchase Stock. In accordance with applicable law, it was approved to eliminate the provision in the Company’s By-laws that allowed the Company’s subsidiaries to acquire the Company’s capital stock, in order to comply with stock options or stock purchase plans granted or implemented in favor of employees of such subsidiaries or the Company.

•	Section Fourteenth. Reduction of Paid in Capital. This amendment was approved for the purposes of stating that the reimbursement value to be paid by the Company to its shareholders who exercise their right to withdraw will be determined by the lower of the following two values: (i) 95% of the stock price quoted on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) determined by the average value of the volume of transactions made during the past thirty days on which such shares were traded (or any certificate representing such shares) prior to the effective date of such withdrawal which shall not exceed six months; and (ii) the book value of the stock as stated in the balance sheet approved by the General Shareholders’ Meeting of the Company immediately preceding the effective date of any such withdrawal.

In the event that the number of days in which the shares (or any certificate representing such shares) were traded was lower than thirty days, the calculation will be based on the actual number of days in which such shares were traded. In the event that the shares (or any certificate representing such shares) are not traded, calculations will be based on the book value of such shares.

•	Section Sixteenth. Cancellation of Registration in the Mexican Securities Registry. In accordance with the General Provisions Applicable to Issuers and to Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), it was amended in order to specify that in the event of deregistration of the Company’s shares (or any certificate representing such shares) with the Securities Section of the National Securities Registry, by voluntary request of the Company or by resolution of the Mexican Banking and Securities Commission, shareholders that hold the majority of the Company’s ordinary shares or that have the ability, by virtue of any other title or certificate, to impose decision on the General Shareholders’ Meetings or to nominate the majority of the members of the Board of Directors of the Company, shall have the obligation to carry-out a public tender offer of the shares of the Company prior to such deregistration and for at least the price that results in the higher value between: (i) the stock price quoted on the Mexican Stock Exchange; and (ii) the book value of the stock as stated in the latest quarterly financial statements filed with the Mexican Stock Exchange prior to such offer, except when such value was modified in accordance with the criteria applicable to the most recent material information, in which case, the Company’s most recent financial information shall be considered.

The stock price quoted on the Mexican Stock Exchange shall be equivalent to the price determined by the average value of the volume of transactions made during the past thirty days on which such shares were traded (or any certificate representing such shares) prior to the offering date which shall not exceed six months. In the event that the number of days in which the shares (or any certificate representing such shares) were traded was lower than thirty days, the calculation will be based on the actual number of days in which such shares were traded. In the event that the shares (or any certificate representing such shares) are not traded, calculations will be based on the book value of such shares.

Such shareholders shall not be required to carry-out the public tender offer mentioned above for the deregistration of the shares of the Company if the approval by 95% of the shareholders of the Company’s outstanding capital stock through a General Shareholders’ Meeting has been granted and the amount of the purchase price to be offered for such shares (or any certificate representing such shares) placed among the General Public Investors (Gran Público Inversionista) as defined by the regulations issued by the

Mexican Banking and Securities Commission, is lower than 300,000 investment units; provided, that, in order to request and obtain the deregistration, the shareholders referred to above, shall put into a trust, for at least six months, the necessary funds to purchase at the same price the outstanding shares held by the shareholders that did not tender their shares under the such public tender offer.

Moreover, the Board of Directors is required to provide their opinion within five business days prior to the public offering, on the fairness of the stock price, in which it shall consider the interests of minority shareholders and the opinion of the Audit Committee, which, in the event that is contrary to the Board of Directors’ opinion, shall be disclosed. In the event that the Board of Directors is under a conflict of interest situation, their opinion shall be accompanied by the opinion of an independent expert, selected by the Audit Committee, emphasizing the protection of minority shareholders.

•	Section Twenty First. Representation in Shareholders’ Meetings. It was agreed to incorporate to the Company’s By-laws the obligations of the Secretary of the Board of Directors or its substitute, to verify that the intermediaries of the securities market that represent the shareholders of the Company have, on a timely manner pursuant to the terms of Article 173 of the General Corporations Law (Ley General de Sociedades Mercantiles), access to the forms of the proxy statements that entitle them to be represented at the respective shareholders’ meetings, as well as to certify at the respective shareholders’ meetings that said requirement was complied.

•	Section Twenty Sixth. Attendance Quorum and Resolutions of Extraordinary Shareholders’ Meetings. In order to harmonize the attendance quorum and the percentage of votes required to adopt resolutions in the Extraordinary General Shareholders Meetings called for the purposes of discussing matters in which the Series “D-A”, “D-L” and/or “L” have voting rights, in accordance with the Company’s By-laws, it was approved that they be modified as follows: The First call will be validly held if represented by least the majority of the Series “A” shares and 75% of the Company’s outstanding shares and the resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares. The Second or further call will be validly held if represented by at least the majority of the Series “A” shares and 50% of the Company’s outstanding shares, and the resolutions will be valid when adopted by the affirmative vote of the majority of the Company’s outstanding shares.

ITEM TWO:

The shareholders approved to empower Messrs. Francisco Xavier Borrego Hinojosa Linage and Othón Frías Calderón as Delegates to, jointly or individually, appear before a Notary Public to formalize the resolutions adopted at the Meeting and in general, to perform all acts and execute all documents necessary for the implementation of the resolutions adopted at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: June 1, 2005
	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact